SEC FILE NUMBER 001-35901
CUSIP NUMBER 30281V108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-35901

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type.
Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION
Full Name of Registrant:         FTD Companies, Inc.
Address of Principal Executive
Office (Street and number):        3113 Woodcreek Drive
City, State and Zip Code:        Downers Grove, Illinois 60515

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
FTD Companies, Inc. (the “Company”) has experienced unexpected delays in the filing of its Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) within the prescribed time period due to delays experienced in completing the Company’s financial statements and certain disclosures required in the Form 10-K. The delays could not be eliminated without unreasonable effort or expense.
Based on the Company’s year-to-date results of operations and outlook for 2018 as the Company works to implement its strategic plan announced in January 2018, the Company currently anticipates that its Adjusted EBITDA and other sources of earnings or adjustments used to calculate Consolidated Adjusted EBITDA under its credit agreement entered into in 2014 (as amended, the “Credit Agreement”) will result in (1) the Company’s consolidated net leverage ratio, as defined in the Credit Agreement, exceeding the maximum permitted consolidated net leverage ratio during 2018, and (2) the Company’s fixed charge coverage ratio, as defined in the Credit Agreement, falling below the minimum requirement during 2018. In this regard, the Company anticipates it will not comply with these financial covenants as of June 30, 2018.
As disclosed in a press release issued by the Company on March 7, 2018, which also was furnished on a related Current Report on Form 8-K, the Company is in discussion with its lenders and Liberty Interactive Corporation (“Liberty”), its largest stockholder, regarding modifications to the Credit Agreement and other financing transactions in order to assist the Company to be able to comply with the financial covenants under the Credit Agreement. These potential solutions involve a possible commitment from Liberty to provide the Company with a $50 million senior subordinated loan. The Company would use the proceeds of this loan to repay a portion of the outstanding debt under the Credit Agreement. Discussions with the Company’s lenders and Liberty are ongoing, and no agreement has been reached regarding any financing transaction or other modification to the Credit Agreement. The Company cannot give any assurance that these discussions will be successful.
In connection with a covenant breach or other default under the Credit Agreement, the Company could request an amendment to, or waiver of, the covenant from its lenders. If the Company is unable to obtain waivers from its lenders, the Credit Agreement would be in default and the debt owed under such agreements could be accelerated.
Due to the time and attention required as the Company pursues the financing initiatives described above, and the corresponding potential impact of the financial covenant issues on the Company’s financial statements and its consequent impact on the Company’s compliance with the terms and covenants of the Credit Agreement, the Company is unable to file the Form 10-K by the prescribed deadline of March 16, 2018 without unreasonable effort and expense. The Company expects to file the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Steven D. Barnhart	(630) 719-7800
(Name)	(Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The explanation is attached as Exhibit A.

FTD Companies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 19, 2018	By:	/s/ Steven D. Barnhart
Steven D. Barnhart Executive Vice President, Chief Financial Officer

EXHIBIT A

As reported in a press release issued by the Company on March 7, 2018, preliminary full-year 2017 results are expected to be within the ranges the Company has previously provided, including consolidated revenues in the range of $1.082 billion to $1.086 billion, as compared with revenues of $1.122 billion for the year ended December 31, 2016.
The net loss for the year ended December 31, 2017 is expected to be in the range of $220 million to $250 million, as compared to a net loss of $83.2 million for the year ended December 31, 2016. Included in the expected net loss for the year ended December 31, 2017 are expected impairments of goodwill and intangible and other long-lived assets, net of taxes, of $250 million to $275 million. The net loss for the year ended December 31, 2016 included an impairment of goodwill of $84 million.
Adjusted EBITDA for the year ended December 31, 2017 is expected to be in the range of $77 million to $82 million, as compared to Adjusted EBITDA of $119.8 million for the year ended December 31, 2016. Lower revenues and increased marketing costs were the primary reasons for the decline in Adjusted EBITDA.
The following table contains a reconciliation of Adjusted EBITDA to net loss reported in accordance with Generally Accepted Accounting Principles (“GAAP”).

PRELIMINARY AND UNAUDITED RECONCILIATION OF
NET LOSS TO ADJUSTED EBITDA
(in thousands)

	Twelve Months Ended December 31,
	2017 Low Case	2017 High Case	2016 Reported
Net loss (GAAP Basis)	$(250,000)	$(220,000)	$(83,191)
Interest expense, net	10,000	9,000	9,195
Benefit for income taxes	(48,000)	(43,000)	(5,066)
Depreciation and amortization	34,500	32,500	85,099
Stock-based compensation	11,500	10,500	13,621
Transaction-related costs	1,500	1,000	3,657
Litigation and dispute settlement charges	—	—	763
Impairment of goodwill, intangible assets, and other long-lived assets	315,000	290,000	84,000
Restructuring and other exit costs	2,500	2,000	11,758
Adjusted EBITDA	$77,000	$82,000	$119,836

Definition of Adjusted EBITDA: The Company defines Adjusted EBITDA as net income/(loss) before net interest expense, provision for/(benefit from) income taxes, depreciation, amortization, stock-based compensation, transaction-related costs, litigation and dispute settlement charges and gains, restructuring and other exit costs, and impairment of goodwill, intangible assets, and other long-lived assets.

Litigation and dispute settlement charges and gains include estimated losses for which the Company has established a reserve, as well as actual settlements, judgments, fines, penalties, assessments or other resolutions against, or in favor of, the Company related to litigation, arbitration, investigations, disputes, or similar matters. Insurance recoveries received by the Company related to such matters are also included in these adjustments.
Transaction-related costs are certain expense items resulting from actual or potential transactions such as business combinations, mergers, acquisitions, dispositions, spin-offs, financing transactions, and other strategic transactions, including, without limitation, (i) transaction-related bonuses and (ii) expenses for advisors and representatives such as investment bankers, consultants, attorneys, and accounting firms. Transaction-related costs may also include, without limitation, transition and integration costs such as retention bonuses and acquisition-related milestone payments to acquired employees, in addition to consulting, compensation, and other incremental costs associated with integration projects.